G R U P P O · M E D I A S E T

MEDIASET

82 - 4575

12g3-2(b)

RECEIVED

2005 OCT -6 P 4: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

05011692

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 1st October 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of August.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

GRUPPO MEDIASET

PRESS RELEASE

SUCCESS FOR THE NEW "MEDIASET PREMIUM" RE-CHARGEABLE CARDS: AROUND 1 MILLION CARDS SOLD IN LESS THAN TWO MONTHS

Between 15 July 2005 and yesterday, 12 September, Mediaset has sold around one million of the new "Mediaset Premium" re-chargeable pre-paid cards that can be used to watch "Serie A" football matches, TV premieres of films and other events on the digital terrestrial platform.

Also in less than two months, around 500 re-charges have also been sold.

The total revenues generated by both the cards and re-charges at 31 August 2005, after only the first "Serie A" match week, came to €34.2 million.

Cologno Monzese, 13 September 2005

GRUPPO MEDIASET

12g3-2(b)

Press Release

Meeting of Board of Directors 13th September 2005

AGREEMENT ON SHARE BUYBACK PLAN FOR UP TO 3.5% OF THE COMPANY'S SHARE CAPITAL

APPROVAL FOR FIRST HALF 2005 RESULTS

Consolidated results

Net revenues: €1,984.3 million

EBIT: €797.5 million

Net profit: €426.6 million

Advertising revenues and TV ratings

Italy

TV advertising revenues Publitalia: +3.7%

Mediaset channels lead ratings in all time bands since beginning of 2005

Spain

TV advertising revenues Publiespana: +24.0%

Telecinco Spain's most popular channel

The Board of Directors of Mediaset met today under the Chairmanship of Fedele Confalonieri.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of €400 million.

GRUPPO MEDIASET

The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.

The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of €0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.

Toady, the Board of Directors has established the following terms of the Stock Buyback Plan:

- The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at €400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).

- The maximum price for such buybacks will not be greater than the lesser of:
  (a) €12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and
  (b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.

- The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.

Shares acquired in the context of the Stock Buyback Plan:
- will not be used for current or future Stock Option Plans;
- will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.

Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.

As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

The Board of Directors also approved the management's report on the Mediaset Group's results for the first six months of 2005, prepared in compliance with the new international accounting principles (IAS/IFRS), the obligatory standard for the consolidated accounts of European listed companies from 2005. The Interim Report for the First Half of 2005 will be made available to the public on 20th September 2005.

The Group's results in the first six months of the year reflect the excellent performance of the TV seasons in the two geographic areas (Italy and Spain), both in terms of advertising sales and audience ratings.

In particular, in Italy, **Publitalia '80's TV advertising revenues** for the three channels grew in the first six months of 2005 by **3.7%** to reach **€1,598.2 million,** compared with the €1,541.9 million of the same period of the previous year. This result was better than expected if one considers that the first half of 2004 was the period of greatest growth in the last year and that February 2005 had one less day given that 2004 was a leap year.

Also the ratings for Mediaset's channels were excellent. For the entire period under consideration (January-June 2005) Mediaset's channels led the ratings across all time bands: **43.9% in prime time and 43:1% in the 24-hours**.
Mediaset's leadership is even stronger in the **commercial target** of 15-64-year olds, the group of most interest to advertisers: **45.7% in prime time and 45.1% in the 24-hours**.

In Spain also the **Telecinco Group** achieved excellent results in the first half of 2005. The **advertising revenues** of Publiespana for the period came to **€489.7 million**, recording **an increase of 24%** compared with the first quarter of 2004.
In the first six months of 2005, Telecinco confirmed its position as Spain's most popular channel in all the time bands.
In particular in the 24-hours the channel achieved a 22.7% share, its best result in the last four years. Meanwhile, in **prime time**, Telecinco **is the leader with a 23.9% share**, ahead of Antena 3 TV (22.1%) and TVE1 (18.8%).
In the **commercial target** (13-54-year olds), Telecinco consolidated its undisputed leadership with a **25.0% share**.

MEDIASET GROUP CONSOLIDATED RESULTS

The Group's performance in the first six of 2005 can be summarised as follows:

- **consolidated net revenues** came to **€1,984.3 million**, compared with €1,809.1 million in the first half of 2004 **(+ 9.7%)**.
- **EBIT** of **€797.5 million, an increase of 19.6%,** net of amortizations and depreciations of €398.6 million.
- there was a **significant growth** in operating profit as a proportion of consolidated net revenues **(operating profitability) which reached 40.2%**, compared with 36.9% in the first half of 2004.
- **profit before taxation** and minority interest **grew by 14.7%**, up from €688.0 million in the first half of 2004, to **€788.9 million** for the first six months of 2005.
- **net profit** for the Group, net of estimated taxation, came to **€426.6 million**, compared with €373.6 million for the first half of the previous year **(+14.2%)**.
- the Group's **net financial position** went from the +€62.0 million on 31 December 2004, to **-€ 45.6 million** on 30 June 2005.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- **consolidated net revenues** in the first six months of 2005 grew by **5.0%** compared with the same period of the previous year, rising from €1,405.0 million to **€1,475.3 million**.
- **total television costs** (labour costs + TV operating costs + amortizations of TV rights), showed an increase of 6.2%. This figure is the result of substantial productive efforts by the channels that were planned in the first half of the year. The trend in television costs is in any case destined to fall progressively during the second half of the year.

- **EBIT**, including a capital gain of €40.9 million, deriving from the sale of a 1.9% stake in Telecinco, came to **€538.8 million**, compared with the €506.1 million of the first half of 2004 **(+6.5%)**.

- **profit before taxation** rose from the €524.8 million of the first six months of 2004, to **€527.3 million** this time.

- **net profit increased by 6.4%** reaching **€336.3 million**, compared with the €316.0 million of the first half of 2004.

Spain

- in the first six months of 2005 the **consolidated net revenues** generated by the Telecinco Group came to **€509.0 million**, **an increase of 25.8**%, compared with the same period of the previous year.

- The Telecinco Group's **total costs** (operating costs + amortizations and depreciations), went from €243.8 million in the first six months of 2004, to **€252.4 million** for the first six months of 2005.

- Telecinco's **operating profit** rose to **€256.6 million**, compared with the €160.8 million of the first half of 2004 (+59.6%).

- **pre-tax profit** came to **€259.5 million** compared with the €163.2 million of the first half of 2004.

- **net profit** reached **€175.9 million**, compared with the €110.3 million of the first six months of 2004.

FORECAST FOR THE YEAR

On the basis of trends in the first eight months of the year (January-August) and the lower television costs expected for the second half, the current year should record a increase in operating profit compared with 2004, while operating profitability is expected to remain essentially at the same high levels of the previous year.

Italy

- Revenues: in the two-month period July-August Publitalia's **television advertising revenues** for Mediaset channels maintained a growth rate that was in line with that of the first six months (+3.7%).

- Ratings: in July-August Mediaset channels confirmed their absolute leadership, both in the **prime time (43.3%)** and **the 24-hours (42.3%)**.

Spain

- Revenues: Publiespana's **advertising sales** for Telecinco are expected to show growth in the third quarter of around 12% compared with the same period of last year. On the basis of this result, overall growth for the first nine months of the year is expected to be over 20%.

- Ratings: for the second year running Telecinco achieved leadership in the summer season (1st July to 31st August) with a **share of 22.7% in prime time and 21.7% in the 24-hours**.

Cologno Monzese, 13 September 2005

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET MEDIASET

Highlights from the consolidated income statement (*)

in €m

	1st half 2005	1st half 2004	Q2 2005	Q2 2004
Total consolidated net revenues	**1,984.3**	**1,809.1**	**1,072.2**	**960.8**
Labour costs	219.7	204.6	110.1	103.2
Procurement, services and other costs	611.6	522.7	314.7	266.5
Operating costs	**831.3**	**727.3**	**424.7**	**369.8**
Gross operating profit	**1,153.0**	**1,081.8**	**647.4**	**591.2**
Amortisation and depreciations	398.6	414.9	193.9	208.1
Operating profit	**754.5**	**666.9**	**453.5**	**383.0**
((Losses)/gains from equity disposals	43.1	-	-	-
EBIT	**797.5**	**666.9**	**453.5**	**383.0**
Financial income /(charges)	(6.4)	29.8	(6.7)	28.2
Income/(charges) from investments	(2.2)	(8.6)	(1.2)	(6.5)
Profit before taxation	**788.9**	**688.0**	**445.7**	**404.7**
Income taxes	(274.4)	(261.4)	(162.2)	(154.5)
Net profit from operations	**514.5**	**426.6**	**283.5**	**250.2**
(Net profit from discontinued activities)	-	-	-	-
(Minority interest (profit)/loss	(87.9)	(53.0)	(55.6)	(33.5)
Profit for the Mediaset Group Mediaset	**426.6**	**373.6**	**227.9**	**216.7**

Highlights from the consolidated balance sheet

in €m

	30/06/2005	31/12/2004
Non current assets	**3,617.2**	**3,521.0**
Current assets	**1,816.0**	**1,518.2**
TOTAL ASSETS	**5,433.2**	**5,039.2**
Group net equity	2,857.1	2,870.3
Minority net equity	242.5	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,099.6**	**3,101.4**
Non current liabilities	**366.0**	**504.9**
Current liabilities	**1,967.6**	**1,432.9**
TOTAL LIABILITIES	**5,433.2**	**5,039.2**
NET FINANCIAL POSITION	**-45.6**	**62.0**

(*) *The interim report to 30 June 2005 is subject to a limited audit by the external auditors. The income statement of the second quarter is not subject to independent audit.*

12g3-2(b)



2005 Interim Results

MEDIASET

Milan, 13th September 2005





12g3-2(b)



Broadcasting

MEDIASET

2005 Interim Results





MEDIASET 2005 1H | 24Hours Audience Share


INDIVIDUALS
Rai
42.6%
MEDIASET
43.1%
COMMERCIAL TARGET
(15-64 Years)
Rai
39.3%
MEDIASET
45.1%

Source: Auditel

MEDIASET 2005 1H| PRIME TIME Audience Share

20.30-22.30


INDIVIDUALS
Rai
43.8%
MEDIASET
43.9%
COMMERCIAL TARGET
(15-64 Years)
Rai
41.5%
MEDIASET
45.6%

Source: Auditel

MEDIASET 2005 1H | 24Hours Channel Ranking

15-64 yrs		15-24 yrs		25-34 yrs		35-44 yrs	
CANALE 5	**24.3**	**CANALE 5**	**28.2**	**CANALE 5**	**27.1**	**CANALE 5**	**24.7**
RAI 1	19.8	**ITALIA 1**	**23.1**	RAI 1	16.2	RAI 1	17.1
ITALIA 1	13.1	RAI 1	13.4	**ITALIA 1**	16.1	**ITALIA 1**	15.6
RAI 2	10.9	RAI 2	8.5	RAI 2	10.3	RAI 2	11.2
RAI 3	8.6	RAI 3	5.1	RAI 3	7.0	RAI 3	7.4
RETE 4	7.6	**RETE 4**	5.1	**RETE 4**	6.4	**RETE 4**	6.8

45-54 yrs		55-64 yrs		65+ yrs		4-14 yrs	
CANALE 5	**23.3**	RAI 1	26.3	RAI 1	31.1	**ITALIA 1**	**27.3**
RAI 1	21.5	**CANALE 5**	**21.0**	**CANALE 5**	**19.5**	**CANALE 5**	**19.3**
RAI 2	11.6	RAI 2	11.7	**RETE 4**	**12.6**	RAI 1	13.0
ITALIA 1	10.4	RAI 3	11.4	RAI 2	11.8	RAI 2	10.7
RAI 3	9.6	**RETE 4**	9.7	RAI 3	11.0	RAI 3	5.7
RETE 4	8.6	**ITALIA 1**	6.6	**ITALIA 1**	4.0	**RETE 4**	4.3

Source: Auditel

MEDIASET 8M 2005| 24Hours Audience Share


INDIVIDUALS
Rai
42.3%
MEDIASET
42.9%
COMMERCIAL TARGET
(15-64 Years)
Rai
38.9%
MEDIASET
45.0%

Source: Auditel

MEDIASET 8M 2005 | PRIME TIME Audience Share

20.30-22.30



INDIVIDUALS
Rai
43.4%
MEDIASET
43.8%
COMMERCIAL TARGET
(15-64 Years)
Rai
41.0%
MEDIASET
45.7%

Source: Auditel



Advertising

MEDIASET

2005 Interim Results





1H 2005 | Italian Advertising Market


Total Market
+2,2%
Press
+2.7%
-3.2%
Radio
-1.7%
Outdoor
TV
+2,6%
MEDIASET
+3,9%
-2.0%
Rai

Source: Nielsen AdEx estimates

MEDIASET 2005 1H | Publitalia Advertising Revenues


+3.7%
1,541.8
1,598.2
(€ml.)
1H2004
1H2005

MEDIASET 2005 1H | Advertising by Sector

	1H2005 (ml€)	2005 vs 2004
TELECOM	173.8	+15.5%
AUTOMOTIVE	194.9	+8.1%
FINANCE/INSURANCE	74.5	+54.3%
RETAIL	22.3	+37.7%
FOOD	431.4	-3.8%
NON FOOD	239.0	-7.7%

MEDIASET 2005 1H | Breakdown by Sector

1H 2004


11,7%
Automotive
45.9%
Grocery
29.5%
Other
Sectors
3.1%
Finance
9.8%
Telecom

1H 2005


12.2%
Automotive
41.9%
Grocery
30.3%
Other
Sectors
4.7%
Finance
10.9%
Telecom

MEDIASET 2005 IH | New Clients Acquisition Policy

Active Clients		New Clients in 2005	
2004	798	New Clients	126
2005	800	Revenues	41 ml €

MEDIASET 2005 8M | Publitalia Advertising Revenues


+3.5%
1,769.1
1,831.3
(€ml.)
8M2004
8M2005

MEDIASET 2005 8M| Advertising by Sector

	8M2005 (ml€)	Var. %
TELECOM	202.4	+16.9%
AUTOMOTIVE	203.8	+6.3%
FINANCE/INSURANCE	77.5	+49.8%
RETAIL	24.9	+48.1%
FOOD	499.9	-4.6%
NON FOOD	286.1	-5.3%

12g3-2(b)



Update on DTT

MEDIASET

Milan, 13th September 2005





DTT In Italy | Multiplexes, Channels and Coverage

	MULTIPLEX	NATIONAL CHANNELS		COVERAGE
Rai	2	RAI UNO RAI DUE RAI TRE RAI DOC	RAI UTILE RAI NEWS 24 RAI SPORT RAI EDU SAT 2000	> 70%
MEDIASET	2	**CANALE 5** BBC WORLD 24 ORE TV **BOING**	CLASS NEWS COMING SOON TV	80%-65%
TELECOM MEDIA	2	La 7 MTV TELEMARKET RETE CAPRI	La 7 SPORT MUSIC BOX	70%-65%
D-Free	1	**RETE 4** **ITALIA 1** LA CHAINE INFO	SPORT ITALIA SPORT ITALIA LIVE 24	68%

MEDIASET CHANNELS

Source: Company Informations

MEDIASET | Acquisition of 2nd Digital Multiplex

HSE — **112.7** ml Euro (EV 103.8)

100 ml Euro — **Terrestrial Frequency**

- 63% Italian population covered (over 36ml people)
- 1st operator authorized to start DTT experimentation in January 2003
- 11 employed people

20 ml Euro invested to Digitalize Mediaset 2nd Multiplex
(40% of the new transmission capacity will host 3rd party channels)

12.7 ml Euro — **Home Shopping**

- Production and post Production Facilities
- Retailing and Marketing
- Customer Service
- Delivery and Logistics
- 120 employed people

Mediaset will launch a new DTT Home Shopping Channel in October '05

DDT in Italy | SET-TOP-BOX Penetration

- Around 2ml MHP Decoders sold with State subsidies
- Estimates of around 3ml Decoders at 12th September 2005
- Only 192.000 subsidies left to be reserved to Valle d'Aosta and Sardegna

Number of decoders sold through State subsidies


2.000.000
March 2004
September 2005

Source: Ministero Comunicazioni

Profile of DTT STBs sold


40%
MHP STBs sold without subsidy
56%
MHP STBs sold with subsidy
4%
Zapper

Source: Estimate by GfK Marketing Services Italia, May 2005

MEDIASET PREMIUM | Pay-per-View Offer

New "Mediaset Premium" Card

Cards

- **No subscription required**
- **2-size "Mediaset Premium" card:**
  - 30 Euro (o/w 5 Euro plastic card)
  - 10 Euro (o/w 5 Euro plastic card), bundled with Set-Top-Box offer
- "**Mediaset Premium Club**", for Commercial Premises (Pubs & Clubs)
- "Mediaset Premium" is **available in 2.500 consumer electronic stores**
- "Mediaset Premium" Cards **will expire 30th June 2007**


TV Digitale Terrestre
SENZA ABBONAMENTO
SENZA PARABOLA
CALCIO
CINEMA
REALITY
MEDIASET
Premiati quando vuoi
MEDIASET PREMIUM
MEDIASET PREMIUM
30 euro

Credit Recharge

- 6 Credit size **from 10 Euro to 100 Euro,**
- **Recharge fee** from 10% to 0%, respectively
- **Credits can be recharged** through:
  - Credit Card calling Mediaset Premium Call Centre or connecting to Mediaset Premium Website
  - "Scratch Cards", available in more than 80.000 point of sales:
    - Consumer electronics stores
    - Kiosk
    - In Lottomatica and Sisal sale points; recharge codes will be printed directly from terminals
- **Credits have to be activated** via a dedicated Call Centre or Website.

MEDIASET PREMIUM | Live "Serie A" Offer

"SERIE A '05/'06" - Mediaset Premium Offer

- 10 Teams
- 190 matches in a season
  - 100 "Tier 1" matches (4 top Clubs)
  - 90 "Tier 2" matches
- 38 "DIRETTA PREMIUM"
- "SERIE A" season started 28th August 2005

Juventus, Milan, Inter, Roma, Lazio

Messina, Livorno, Siena, Sampdoria, Treviso

Pricing

- **5 Euro** per match
- **79 Euro,** "Team Seasonal Ticket" + "Diretta Premium"
- **99 Euro,** All Matches + "Diretta Premium"
- **760 Euro** "Mediaset Premium Club", All Matches + "Diretta Premium"

MEDIASET PREMIUM | Movie Offer

Movies - Mediaset Premium Offer

- 4 Movies per day (Monday – Friday)
- 100 – 150 Titles in '05/'06 season
- Movies are available with:
  - Original Language
  - Subtitles
  - 5.1 Dolby Digital Audio
- PPV From 2 Euro (library) to 4 Euro (1st run on TV)
- Movie Offer started 28th August 2005


GLI INCREDIBILI
LA GUERRA DEI MONDI


First window available on TV
Box Office
4
6
9
12
24 months
DVD Sale
BLOCKBUSTER
DVD Rental
BLOCKBUSTER
PAY per VIEW
MEDIASET PREMIUM
PAY TV
FTA TV
MEDIASET
Rai

MEDIASET PREMIUM | First Hints on PPV Take off

From 15 July 2005	... to 31 Aug. 2005
"Mediaset Premium" Cards Sold to Retailers	≅ 1.000.000
N° recharges sold to Retailers	≅ 500.000
"Cashed in"	34.2 ml Euro



Financials

MEDIASET

2005 Interim Results





MEDIASET GROUP | P&L Consolidated Results (IAS/IFRS)

(€ml.)	1H2004	1H2005
Net Consolidated Revenues	**1,809.1**	**1,984.3**
Operating Costs	(727.3)	(831.3)
EBITDA	**1,081.8**	**1,153.0**
Amortisation & Depreciation	(414.9)	(398.6)
EBIT	**666.9**	**797.5**
Pre-Tax Profit and Minorities	**688.0**	**788.9**
Group Net Profit	**373.6**	**426.6**

MEDIASET GROUP | P&L Consolidated Results (IAS/IFRS)

(€ml.)	1H2005 Consolidated	1H2005 Mediaset	1H2005 Telecinco	Consolidation Effects
Net Consolidated Revenues	1,984.3	1,475.3	509.0	*0.0*
EBITDA	1,153.0	820.5	332.5	*0.0*
margin	*58.1%*	*55.6%*	*65.3%*	
Operating Profit	754.5	497.9	256.6	*0.0*
margin	*38%*	*33.8%*	*50.4%*	
EBIT	797.5	538.8	256.6	*2.1*
margin	*40.2%*	*36.5%*	*50.4%*	
Net Profit	514.5	336.3	175.9	*2.3*
Minorities	(87.9)			
Group Net Profit	426.6			

MEDIASET

2005 INTERIM RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS | P&L Results (IAS/IFRS)

(€ml.)	1H2004	1H2005
Net Consolidated Revenues	**1,405.0**	**1,475.3**
Personnel Costs	(170.1)	(183.6)
Other Operating Costs	(392.4)	(471.2)
EBITDA	**842.6**	**820.5**
Amortisation & Depreciation	(336.5)	(322.7)
Operating Profit	**506.1**	**497.9**
Gain (Losses) from Equity disinvest.	0.0	40.9
EBIT	**506.1**	**538.8**
Financial Income (Losses)	27.9	(8.8)
Associates	(9.1)	(2.7)
Pre-Tax Profit	**524.8**	**527.3**
Taxes	(208.5)	(190.8)
NET PROFIT	**316.0**	**336.3**

MEDIASET ITALIAN BUSINESS | 2005 1H Operations Breakdown (IAS/IFRS)

(€ml.)	Total Net Revenues	Operating Profit
FTA TV Operations	**1,414.7**	**504.1**
■ Analog Commercial TV	1,401.6	524.4
■ Digital Multichannel	2.1	(1.3)
■ Digital Broadcasting	11.0	(19.0)
Pay TV Operations	**21.5**	**(8.1)**
Other non TV Operations	**39.1**	**1.9**
TOTAL	**1,475.3**	**497.9**

MEDIASET ITALIAN BUSINESS | FTA, Commercial TV

(€ml.)	1H2004	1H2005
Total Net TV Revenues	**1,351.2**	**1,401.6**
TV Advertising Revenues	1,541.9	1,598.2
Commissions	(229.2)	(237.6)
Other TV Revenues	38.5	41.0
Total TV Costs	**(825.9)**	**(877.2)**
Personnel	(159.6)	(170.3)
TV Operating Costs	(346.5)	(406.8)
TV Rights Amortisations	(289.9)	(278.6)
Other Amortisation & Depreciation	(34.1)	(30.6)
Infra Segment Adjustament	4.3	9.0
Commercial TV Operating Profit	**525.3**	**524.4**
margin	*38.9%*	*37.4%*

MEDIASET ITALIAN BUSINESS | FTA, Multichannel

(€ml.)	1H2004	1H2005
Total Net Revenues	**0.0**	**2.1**
Advertising Revenues	0.0	2.2
Commission	0.0	(0.1)
Total Multichannel Costs	**0.0**	**(3.4)**
Personnel	0.0	(0.5)
Other Operating Costs	0.0	(1.1)
Amortisation & Depreciation	0.0	0.0
Infra Segment Adjustament	0.0	(1.7)
Multichannel Operating Profit	**0.0**	**(1.3)**

MEDIASET ITALIAN BUSINESS | FTA, Broadcasting

(€ml.)	1H2004	1H2005
Total Net Revenues	**7.8**	**11.0**
Total Broadcasting Costs	**(26.8)**	**(30.0)**
Personnel	(3.7)	(5.0)
Other Operating Costs	(15.6)	(24.2)
Amortisation & Depreciation	(7.1)	(5.7)
Infra Segment Adjustament	(0.3)	5.0
Broadcasting Operating Profit	**(18.9)**	**(19.0)**

MEDIASET ITALIAN BUSINESS | Pay-per-View

(€ml.)	1H2004	1H2005
Total Net PPV Revenues	**0.0**	**21.5**
PPV Revenues	0.0	15.2
Other Revenues	0.0	4.8
Advertising Revenues	0.0	1.8
Commissions	0.0	(0.3)
Total PPV Costs	**0.0**	**(29.6)**
Personnel	0.0	(0.6)
Other Operating Costs	0.0	(17.9)
Rights Amortisations	0.0	(3.6)
Other Amortisation & Depreciation	0.0	(0.1)
Infra Segment Adjustament	0.0	(7.3)
PPV Operating Profit	**0.0**	**(8.1)**

MEDIASET ITALIAN BUSINESS | Other non TV Operations

(€ml.)	1H2004	1H2005
Total Net Other Revenues	**46.0**	**39.1**
Thematic Channels	15.5	15.4
Multimedia	10.1	9.2
Other Non-TV Revenues	20.4	14.5
Total Other Costs	**(46.3)**	**(37.2)**
Personnel	(6.7)	(7.0)
Non-TV Operating Cost	(30.1)	(21.0)
Amortisations & Depreciations	(5.4)	(4.2)
Infra Segment Adjustament	(4.0)	(4.9)
Other non-TV Operating Profit	**(0.3)**	**1.9**

MEDIASET ITALIAN BUSINESS | Investments (IAS/IFRS)

359.7 ml€

376.6 ml€


81.4
18.3
1H2004
260.0
45.2
26.9
304.5
1H2005
TV Rights
DTT
Technical & Immaterial

MEDIASET ITALIAN BUSINESS | Cash Flow Statement (IAS/IFRS)

(€ml.)	1H2004	1H2005
Initial Net Financial Position	**(451.4)**	**(182.3)**
Free Cash Flow from Core Activities	**352.5**	**185.5**
- Cash Flow from Operations	615.5	623.9
- Investments	(359.7)	(376.6)
- Disinvestments	0.8	2.8
- Change in Net Working Capital (CNWC)	95.9	(64.6)
Equity (Investments)/Disinvest.	22.8	46.9
Cashed-in Dividends from Tele5/Others	131.9	89.9
Free Cash Flow	**507.2**	**322.3**
Dividends	(271.3)	(448.8)
Total Net Cash Flow	**235.9**	**(126.5)**
Final Net Financial Position	**(215.5)**	**(308.8)**
Final GROUP Net Financial Position	**(81.7)**	**(45.6)**





Share Buyback Program

MEDIASET

Milan, 13th September 2005



MEDIASET | Share Buyback Program

Transaction	Open Market Stock Repurchase Program
Size limits	a maximum of 41,37 million Mediaset Ordinary Shares (3.5% Share Capital), or a maximum of € 400 million (total repurchase countervalue)
Timing	From 14th September 2005 to the earliest between: the size limit achievement date and 23rd December 2005.
Price limit	Price cannot exceed (be higher than) the lowest between: ▪ 12,294 € per Share (12th September 2005 Reference Price +20%) ▪ Reference Price (set in the Milan Stock Exchange session prior to each daily purchase) + 20%
Daily Volume limit	Maximum 25% of the daily traded volume and no more than 1.000.000 shares daily

MEDIASET | Share Buyback Program/2

Commitments

- Daily communication to the market: N° of repurchased shares, average price paid per share, Cumulated N° of repurchased shares, Total Countervalue up to date, Main terms of the announced Share Repurchased Program
- Repurchased shares will not be devoted to present or future Management Stock Options plan
- No disposal of any repurchased share by any reason until next AGM

Other Info

Mediaset appointed an independent Broker (Mediobanca) to fully execute the daily Repurchase Program, within the limits set

Treasury Shares at 13th September 2005 are 3.851.000 fully dedicated to the implementation of the '02/'03 Management Stock Option Plan

Mediaset Share Buyback Program is under the Authorization given by the AGM, held on 29th April 2005, to the Board of Directors to purchase own shares up to a maximum of 70.000.000 ordinary shares (5,92% Share Capital)

12g3-2(b)



Back Up Slides

MEDIASET

2005 Interim Results





Milan, 13th September 2005

MEDIASET GROUP | Consolidated Cash Flow Statement (IAS/IFRS)

(€ml.)	1H2004	1H2005
Initial GROUP Net Financial Position	**(199.3)**	**62.0**
Free Cash Flow from Core Activities	**483.8**	**376.3**
- Cash Flow from Operations	813.2	879.0
- Investments	(452.8)	(476.6)
- Disinvestments	1.5	4.3
- Change in Net Working Capital (CNWC)	121.9	(30.4)
Equity (Investments)/Disinvest.	22.8	46.5
Cashed-in Dividends from Tele5	2.8	4.4
Free Cash Flow	**508.9**	427.2
Dividends	(391.3)	**(534.8)**
Total Net Cash Flow	**117.6**	**(107.6)**
Final GROUP Net Financial Position	**(81.7)**	**(45.6)**

TELECINCO

2005 INTERIM RESULTS | Spanish Business

BACK UP SLIDES

TELECINCO | P&L Results (IAS/IFRS)

(€ml.)	1H2004	1H2005
Net Consolidated Revenues	**404.7**	**509.0**
Personnel Costs	(34.4)	(36.1)
Other Operating Costs	(131.0)	(140.4)
EBITDA	**239.2**	**332.5**
Amortisation & Depreciation	(78.4)	(75.9)
EBIT	**160.8**	**256.6**
Financial Income (Losses)	1.9	2.4
Associates	0.5	0.5
Pre-Tax Profit	**163.2**	**259.5**
Taxes	(52.9)	(83.6)
NET PROFIT	**110.3**	**175.9**

TELECINCO | Investments (IAS/IFRS)


€ 93.1 ml.
2.1
1H2004
91.0
€ 100.0 ml.
2.4
1H2005
97.6
TV Rights
Tangible & Intangible Fixed Assets

TELECINCO | Cash Flow Statement (IAS/IFRS)

(€ml.)	1H2004	1H2005
Initial Net Financial Position	**252.1**	**244.3**
Free Cash Flow	**131.3**	**190.8**
Cash Flow from Operations	197.7	255.1
Investments	(93.1)	(100.0)
Disinvestments	0.7	1.5
Change in Net Working Capital (CNWC)	26.0	34.2
Equity (Investments)/Disinvest.	(0.5)	(0.4)
Cashed in Dividends	0.9	1.1
Dividends	(250.0)	(172.6)
Total Net Cash Flow	**(118.3)**	**18.9**
Final Net Financial Position	**133.8**	**263.2**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.gruppomediaset.it/investorcenter

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (14th September 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 10,3406 Euro per share.

After the above purchase, Mediaset has repurchased a total of n. 1.000.000 ordinary shares (0,085% Share Capital) for a total countervalue of Euro 10.340.600.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 14th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (15th September 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 10,2960 Euro per share.

After the above purchase, Mediaset has repurchased a total of n. 2.000.000 ordinary shares (0,169% Share Capital) for a total countervalue of Euro 20.636.600.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 15th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (16th September 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 10,2910 Euro per share.

After the above purchase, Mediaset has repurchased a total of n. 3.000.000 ordinary shares (0.254% Share Capital) for a total countervalue of Euro 30.927.600.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 16th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

12g3-2(b)

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (19th September 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 10,2555 Euro per share.

After the above purchase, Mediaset has repurchased a total of n. 4.000.000 ordinary shares (0.339% Share Capital) for a total countervalue of Euro 41.183.100.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 19th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (20th September 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 10,2071 Euro per share.

After the above purchase, Mediaset has repurchased a total of n. 4.500.000 ordinary shares (0.381% Share Capital) for a total countervalue of Euro 46.286.650

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 20th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (21th September 2005) repurchased n. 1.000.000 ordinary shares at an average price of Euro 10,0030 Euro per share.

After the above purchase, Mediaset has repurchased a total of n. 5.500.000 ordinary shares (0.466% Share Capital) for a total countervalue of Euro 56.289.650

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 21th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (22th September 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,8696 per share.

After the above purchase, Mediaset has repurchased a total of n. 6.000.000 ordinary shares (0.508% Share Capital) for a total countervalue of Euro 61.224.450.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 22th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (23rd September 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,8906 per share.

After the above purchase, Mediaset has repurchased a total of n. 6.500.000 ordinary shares (0.550% Share Capital) for a total countervalue of Euro 66.169.750.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 23rd September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (26th September 2005) repurchased n. 250.000 ordinary shares at an average price of Euro 9,9644 per share.

After the above purchase, Mediaset has repurchased a total of n. 6.750.000 ordinary shares (0.571% Share Capital) for a total countervalue of Euro 68.660.850.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period *not exceeding 18 months from the date of the AGM resolution.*
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 26th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (27th September 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,8872 per share.

After the above purchase, Mediaset has repurchased a total of n. 7.250.000 ordinary shares (0.614% Share Capital) for a total countervalue of Euro 73.604.450.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 27th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (28th September 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,8272 per share.

After the above purchase, Mediaset has repurchased a total of n. 7.750.000 ordinary shares (0.656% Share Capital) for a total countervalue of Euro 78.518.050.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 28th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (29th September 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,7827 per share.

After the above purchase, Mediaset has repurchased a total of n. 8.250.000 ordinary shares (0.698% Share Capital) for a total countervalue of Euro 83.409.400.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 29th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (30th September 2005) repurchased n. 250.000 ordinary shares at an average price of Euro 9,8250 per share.

After the above purchase, Mediaset has repurchased a total of n. 8.500.000 ordinary shares (0.720% Share Capital) for a total countervalue of Euro 85.865.650.

The Board of Directors approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 41,370,000 shares (3.5% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan will begin from 14th September 2005 and terminate when 3.5% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 2005 (which corresponds to 73 stock exchange trading days).*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 30th September 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter